PRESS RELEASE

Klondex Recovers 32,542 GEO in 1Q2015

Vancouver, BC – April 14, 2015 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") today reports its first quarter operational results for fiscal year 2015 at its Midas and Fire Creek projects. Klondex tons mined and milled increased 147% and 165%, respectively, over Q12014. Total gold equivalent ounces (GEOs) recovered and sold increased 103% and 639%, respectively, over Q12014.

	3 Months ended March 31
	1Q2015	1Q2014 (1)	% Difference
Underground Operations
Tons Mined	55,191	22,370	+147%

Processing
Tons Milled	57,664	21,727	+165%
Au Grade OPT	0.502	0.541	-7%
Ag Grade OPT	6.776	7.730	-12%
Au Ounces Recovered	27,225	13,545	+101%
Ag Ounces Recovered	354,455	158,372	+124%
GEOs Recovered(2)	32,542	16,052	+103%
Au Ounces Sold	27,135	3,369	+705%
Ag Ounces Sold	304,557	58,053	+425%
GEOs Sold(1)	31,703	4,288	+639%

(1)	The Midas Mine and Mill Acquisition was completed on February 11, 2014.
(2)	Au Equivalent ratio of 66.67:1 in 2015; Au Equivalent ratio of 63.16:1 in 2014.

Paul Andre Huet, Klondex President and CEO commented, “Our team achieved great results in the first quarter of 2015, setting ourselves up for another strong year of production. During the quarter we recovered 32,542 GEOs, and we are on track to realize our 2015 target of 120,000-125,000 GEOs. I’m proud of our team and their results, most of all, their safety. They continue to deliver strong results through safe mining, minimizing dilution, and testing multiple mining methods.”

He continued, “The quarter was highlighted by our strong operations, in addition to the release of initial mineral reserves and mine plans for both Fire Creek and Midas properties. These plans demonstrate Fire Creek and Midas as robust operations with flexibility to metal prices. Follow-up drill programs are underway at both properties with the goal to build five year mine plans at our projects.”

Klondex remains on track to recover between 120,000-125,000 GEOs in 2015, comprised of approximately 102,000 gold ounces and 1.2 million silver ounces. Klondex is targeting production costs per GEO of $688-750 (US$550- $600) and all-in sustaining costs per GEO of $1,000-1,063 (US$800 - $850). (See the Company's management's discussion and analysis for the year ended December 31, 2014, available at www.sedar.com, for a discussion of non-IFRS measures, including "production costs per GEO" and "all-in sustaining costs per GEO".)

Klondex will report its financial results for the first quarter 2015 in the week of May 11, 2015, followed shortly by a conference call.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex owns and operates the Fire Creek Project and Midas Mine and Mill in the mining-friendly jurisdiction of north central Nevada. The 1200 tons per day capacity milling facility is processing mineralized materials from both Midas and Fire Creek. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013.

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing, extent and success of exploration and mining operations, the ability to monetize mineralized material and its effect on the Company's cash flow, results and costs of production and the ability to achieve targeted production. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com